Innodata Inc. Three University Plaza Hackensack, NJ 07601

December 29, 2015

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Innodata Inc.

Amended Registration Statement on Form S-3

Filed December 21, 2015

File No. 333-207524 (the “Registration Statement”)

Request for Acceleration of Effectiveness

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on December 31, 2015, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this request or requires further information, please do not hesitate to call the undersigned at (201) 371-8017 or Jeffrey Folger at Folger & Folger at (212) 697-7301.

Sincerely,

/s/ Amy Agress

Amy Agress

Vice President, General Counsel and Secretary

Innodata Inc.